

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

Justin Monroe
Senior Vice President & General Counsel
Washington Federal, Inc.
425 Pike Street
Seattle, Washington 98101

> **Re: Washington Federal, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 1, 2023**
> **File No. 333-270159**

Dear Justin Monroe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance